Mail Stop 3561

				April 11, 2006

By Facsimile and U.S. Mail

Mr. Thomas Fanning
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

		Re:	The Southern Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 1-3526

			Alabama Power Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 1-3164

			Georgia Power Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 1-6468

			Gulf Power Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 0-2429

			Mississippi Power Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 001-11229

			Savannah Electric and Power Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 1-5072




			Southern Power Company
			Form 10-K for the year ended December 31, 2005
			Filed February 27, 2006
			File No. 333-98553

Dear Mr. Fanning:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Southern Company Form 10-K for the year ended December 31,
2005

General

1. Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K.
In the interests of reducing the number of comments, we have not
addressed each registrant with a separate comment.   To the extent
a
comment is applicable to more than one registrant, please address the issue separately for the affected reporting subsidiary.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page II-11

2. In addition to the overall cost of generation per KWH you may want to segregate the average cost by fuel source. Furthermore, while you discuss fuel expense in an indirect price/volume variance mode, you should attach quantification to such fluctuations. Finally, your statement regarding reduced 2005 purchased power volume in response to higher costs of purchased power may be illustrated in the tabular presentation by the addition of purchased power KWH`s. In this regard, we are unable to reconcile KWH`s sold to your total generated
KWH`s plus the imputed purchased power KWH volumes based on average cost and purchased power expense. Please clarify our understanding.
If total generation KWH`s includes purchased power KWH`s you may want to make this clear since generation suggests company-generated power as opposed to procured power.




Other Operations and Maintenance Expenses, page II-14

3. Your explanations for comparable period changes do not total the actual change. For example, your explanations for the 2005 change in the components and related subcomponents of other operations and maintenance represent approximately 88% and 89%, respectively of the change reported. Similarly, you indicate that other operations and maintenance expense increased by $148 million in 2004, although the explanations provided support an increase of $208 million.
Finally
the reasons for the changes in the subcomponents should be discussed.
For example the extent to which the $33 million increase in 2005 employee benefits related to salary versus benefits and the extent such increase was due to increase headcount versus cost per employee should be addressed.

Consolidated Balance Sheets, page II-39

4. Please tell us the type and amounts of equity method investments you hold. Explain whether they are predominantly the section 29 tax credit entities. Tell us the amount and classification of such investments on your balance sheet. If such entity is a subsidiary, explain why it is not consolidated. If a SPE has been formed in connection with obtaining the section 29 tax credits, explain what consideration you gave to FIN 46R in determining whether such entity should be consolidated. Your Consolidated Statement of Cash Flows reflects investing cash outflows for what we presume are increases in investments in unconsolidated subsidiaries for the three years ended
December 31, 2005. It appears equity method losses could be significant pursuant to Rule 1-02(w) of Regulation S-X. To the extent equity method investments are related to synthetic fuel operations tell us how you include any section 29 tax credits in the test. In this regard, please advise the necessity of providing summarized financial information pursuant to Rule 4-08(g) of Regulation S-X. Lastly, please explain to us if there are any differences between the amount at which an investment is carried and the amount of underlying equity in net assets and, if applicable, the accounting treatment of the difference.

Note 1. Summary of Significant Accounting Policies, page II-45

Regulatory Assets and Liabilities, page II-46

5. Please explain to us the nature of the asset retirement asset versus the liability. If applicable, you should distinguish between legal ARO required to be accrued under SFAS no. 143 versus non-legal obligations for which rate recovery has been previously provided. Also, please explain by major regulatory jurisdiction how ARO costs are recovered. Please tell us whether you defer any portion of the interest accretion or additional depreciation that resulted from application of SFAS no. 143.

6. Regulatory assets are very significant to your balance sheet. Prospectively, please ensure that you adhere to the disclosure requirements of paragraph 20 of SFAS no. 71. If recovery of your regulatory assets is provided without a return, or a return not characteristic of the cost of capital, you should disclose the amounts of such assets and the remaining recovery period applicable to them.

Leveraged Leases, page II-51

7. It appears you enter into leverage leases as either the owner-lessor or lessee-user of the asset. If our understanding is incorrect, please clarify it. To the extent you are the owner-lessor, you should consider providing disclosure as to the relative credit quality of the various lessees.  This may be done in the
footnote or MD&A.   In this regard, explain to us how you evaluate
impairment for your investment where you are the owner-lessor.

Note 2. Retirement Benefits, page II-53

8. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87`. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

Note 6. Financing
Financial Instruments, page II-69

9. Please help us understand the extent to which you enter into derivative contracts to hedge risk associated with purchases or sales that would qualify as normal under SFAS no. 133. Tell us the amount of such fair value adjustments that are included in regulatory assets/liabilities versus net income. Tell us the amount of cash flow hedge fair value adjustments included in regulatory assets/liabilities that, absent probability of rate recovery, would be classified in other comprehensive income. On this point, please specifically advise how the MTM adjustments relating to your interest rate swaps and options have been included in the income statement, balance sheet or statement of other comprehensive income. In this regard, we do not note any apparent regulatory liability associated with such instruments based on the descriptions of regulatory items on page II-46. In this regard, you may want to reconcile the amount of "Regulatory liabilities, net" of $103.4 million with the related items and captions in your listing of regulatory assets and liabilities on page II-46. Finally, your basis for netting the regulatory assets and liabilities on page II-69 given the probability that regulatory assets may be in different jurisdictions than regulatory liabilities should be explained to the staff.

Note 8. Common Stock, page II-72

10. You reference the fact that all options granted under the plans had an exercise price equal to the market value on the date of grant.
In this regard, we note no stock compensation tax related items in your Consolidated Statements of Stockholders` Equity. Please explain to us how you classify the tax benefit on non-compensatory option grants; especially when the grant involves non-qualified options. Please explain how you classify the tax benefit regarding the exercise of non-qualifying stock options or disqualifying dispositions, if applicable.


Alabama Power Company Form 10-K for the year ended December 31,
2005

Note 6. Financing, II-123

11. Please explain and prospectively disclose the pertinent rights and privileges of any securities outstanding. In this regard, we assume a liquidation preferences may exist with your preferred stock.
See SFAS no. 129.

Georgia Power Company Form 10-K for the year ended December 31,
2005

Statements of Cash Flows, page II-153

12. Explain to us why you have recorded construction payables as a component of the net cash used for investing activities.

Gulf Power Company Form 10-K for the year ended December 31, 2005

Statements of Cash Flows, page II-209

13. We reissue our prior comment twelve regarding construction payables.

Note 6 - Financing, page II-228

14. We reissue our prior comment eleven regarding your securities outstanding.

Mississippi Power Company Form 10-K for the year ended December
31,
2005

Statements of Cash Flows, page II-258

15. We reissue our prior comment twelve regarding construction payables.

16. You indicate in your sources of capital discussion on page II-
251
that the company had outstanding $152 million in commercial paper notes. Please reconcile this to the amount reported on the balance sheet and statements of cash flows of $202,124. Also, please explain whether the reported amounts are affiliate borrowings.

Note 6 - Financing, page II-278

17. We reissue our prior comment eleven regarding your securities outstanding.

Savannah Electric and Power Company Form 10-K for the year ended
December 31, 2005

Note 6 - Financing, page II-326

18. We reissue our prior comment eleven regarding your securities outstanding.

Southern Power Company Form 10-K for the year ended December 31,
2005

Statements of Cash Flows, page II-349

19. We reissue our prior comment twelve regarding construction payables.

Note 2. Contingencies and Regulatory Matters, page II-356

Oleander Acquisition, page II-357

20. Please tell us how you have accounted for the Oleander
acquisition.  Explain to us how you evaluated the transaction under
SFAS no. 141.   Please be detailed in your response.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant














Mr. Thomas Fanning
The Southern Company
April 11, 2006
Page 7


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